UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 23, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Travere Therapeutics, Inc.

File No. 1-36257 - CF#36269

Travere Therapeutics, Inc. (formerly Retrophin, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 1, 2018.

Based on representations by Travere Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2   through February 16, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office